Exhibit 99.18

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total signs two Production Sharing Contracts for Telen

and Bengkulu I - Mentawai Exploration Blocks in Indonesia

Paris, October 9, 2012 - Total announces that it has signed two Production Sharing Contracts (PSCs) with the Government of Indonesia represented by BPMIGAS, for the Telen and the Bengkulu I - Mentawai exploration blocks. The Group will hold a 100% participating interest in each PSC.

The Bengkulu I - Mentawai exploration block is located in the offshore Bengkulu Basin of the province of Bengkulu, in the South West of Sumatra, covering an area of 8,034 square kilometers with a water depth ranging from 400 to 1,000 meters.

The Telen exploration block is located in the offshore Kutei Basin of the province of East Kalimantan, covering an area of 2,369 square kilometers with water depths in the range of 300-1,000 meters and adjacent to the country’s most prolific gas producing offshore Mahakam block operated by Total.

The exploration program envisages, for the first three years, a 3D-seismic study to be carried out on the Bengkulu I - Mentawai block and an exploration well to be drilled on the Telen block.

Jean-Marie Guillermou, Senior Vice President Asia-Pacific, Total Exploration & Production, said on the occasion: “Acquiring these offshore exploration blocks is part of our revitalized exploration strategy in Indonesia and we are very pleased to increase our activity in the country”.

Total Exploration & Production in Indonesia

Total has been present in the country since 1968, with operations primarily concentrated in the offshore Mahakam block (50%, operator) in East Kalimantan, covering the Peciko and Tunu gas fields. Total is also operating the Sisi-Nubi gas field with a 47.9% interest. The Group is the largest gas producing operator in Indonesia and currently contributes to around 80% of the Bontang LNG Plant supply. Total’s equity production in Indonesia was at 158,000 barrels of oil equivalent per day in 2011.

As part of its Corporate Social Responsibility in Indonesia, Total is intensely involved in community empowerment and capacity building actions in the areas of education and research, health and nutrition, local economic empowerment, environment and alternative energies. These endeavors are consistent with Total’s commitment to answer the challenges of sustainable development.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total’s commitment in the country is further exemplified through its manpower program, with an extensive program to develop national manpower and high level national managers through training and international assignments, as well as career developments for new recruits. Total also continues to enlarge partnerships with national businesses and significantly enhance employment, which is currently estimated at 22,000 full time jobs on its industrial sites.

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com